SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

SOLEXA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

83420X105

(CUSIP Number)

Jonathan Fleming

c/o Oxford Bioscience Partners IV L.P.

222 Berkeley Street

Boston, Massachusetts 02116

(617-357-7474)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83420X105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OXFORD BIOSCIENCE PARTNERS IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,493,757[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,493,757[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,757[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17%[2]
14	TYPE OF REPORTING PERSON PN
[1]	See Item 5.
[2]	See Item 5.

CUSIP NO. 83420X105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MRNA FUND II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,493,757[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,493,757[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,757[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17%[2]
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 83420X105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OBP MANAGEMENT IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,493,757[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,493,757[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,757[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17%[2]
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 83420X105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JEFFREY T. BARNES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,493,757[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,493,757[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,757[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17%[2]
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 83420X105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK P. CARTHY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,493,757[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,493,757[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,757[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17%[2]
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 83420X105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JONATHAN J. FLEMING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,493,757[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,493,757[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,757[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17%[2]
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 83420X105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL E. LYTTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,493,757[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,493,757[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,757[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17%[2]
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 83420X105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALAN G. WALTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,493,757[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,493,757[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,757[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17%[2]
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 83420X105	SCHEDULE 13D

Item 1. Security and Issuer.

(a) The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Solexa, Inc., formerly Lynx Therapeutics Inc., a Delaware corporation (the “Issuer” or “SLXA”).

(b) The principal executive offices of the Issuer are located at 25861 Industrial Blvd., Hayward, California, 94545.

Item 2. Identity and Background.

Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a) Oxford Bioscience Partners IV L.P. (“Oxford IV”) and mRNA Fund II L.P. (“MRNA II”) (collectively, the “Funds”); OBP Management IV L.P. (“OBP IV”) which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes (“Barnes”), Mark P. Carthy (“Carthy”), Jonathan J. Fleming (“Fleming”), Michael E. Lytton (“Lytton”) and Alan G. Walton (“Walton”) (collectively, the “General Partners”) who are the general partners of OBP IV. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116. The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

(c) The principal business of Oxford IV and MRNA II is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of OBP IV is to manage the affairs of Oxford IV and MRNA II. The principal business of each of the General Partners is to manage the affairs of OBP IV.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of Oxford IV, MRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

CUSIP NO. 83420X105	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration.

On March 4, 2005, pursuant to an Acquisition Agreement dated as of September 28, 2004 (the “Acquisition Agreement”), and as amended by an Amendment and Waiver thereto dated as of March 3, 2005 (the “Amendment”), by and among Solexa Limited and Issuer, Solexa Limited was merged with and into the Issuer, with the Issuer surviving (the “Merger”). As consideration for the Merger, the Issuer issued an aggregate of 14,750,000 shares of the Issuer’s common stock to holders of outstanding shares of common stock of Solexa Limited. The foregoing summary of the merger is qualified in its entirety by reference to the copies of the Acquisition Agreement and Amendment filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 27, 2004 pursuant to the Act and Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on March 3, 2005 pursuant to the Act, respectively, and incorporated herein in their entirety by reference.

As a result of the Merger, the 1,821,890 shares of common stock of Solexa Limited held by Oxford IV prior to the Merger were converted into 2,468,986 shares of common stock of the Issuer, and the 18,279 shares of common stock of Solexa Limited held by MRNA II prior to the Merger were converted into 24,771 shares of common stock of the Issuer.

Item 4. Purpose of Transaction.

(a-b) As described in Item 3 above, this statement relates to the Merger. At the effective time of the Merger, the separate existence of Solexa Limited ceased to exist and the Issuer continued as the surviving corporation.

(c) Not applicable.

(d) Upon the consummation of the Merger, the directors of Solexa Limited became members of the Board of Directors of the Issuer. Mark P. Carthy is a member of the Board of Directors of the Issuer.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f) Not applicable.

(g-i) Not applicable.

(j) Other than as described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of Issuer.

(a) Upon the consummation of the Merger, Oxford IV acquired 2,468,986 shares of the common stock of the Issuer and MRNA II acquired 24,771 shares of the common stock of the Issuer. Collectively, this represents 2,493,757 shares of common stock of the Issuer and approximately 14.17% of the Issuer’s outstanding common stock, based upon a total of 17,597,581 shares of the Issuer’s common stock outstanding as of the date of the Merger.

Under SEC rules, and by virtue of their relationship as affiliated limited partnerships which share a sole general partner (OBP IV), Oxford IV and MRNA II may be deemed to share

CUSIP NO. 83420X105	SCHEDULE 13D

voting power and the power to direct the disposition of the shares of common stock of the Issuer which each partnership owns of record. OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II. Barnes, Carthy, Fleming, Lytton and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held by Oxford IV and MRNA II. Oxford IV, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by MRNA II, except to the extent of their respective pecuniary interest therein, and MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by Oxford IV, except to the extent of their respective pecuniary interest therein.

(b) Number of shares as to which each person named in paragraph (a) above has:

(i) sole power to vote or to direct the vote: 0 shares for the Funds, OBP IV and the General Partners.

(ii) shared power to vote or to direct the vote: 2,493,757 shares for the Funds, OBP IV and the General Partners.

(iii) sole power to dispose or to direct the disposition of: 0 shares for the Funds, OBP IV and the General Partners.

(iv) shared power to dispose or to direct the disposition of: 2,493,757 shares for the Funds, OBP IV and the General Partners.

(c) Except as set forth above, none of the Reporting Persons have effected any transaction in the common stock in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in Item 4 is hereby incorporated by reference.

To the best of the knowledge of OBP IV, Oxford IV, MRNA II, Barnes, Carthy, Fleming, Lytton and Walton there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

A. Acquisition Agreement dated as of September 28, 2004 by and among, the Solexa Limited and the Issuer filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on March 7, 2005 with the Commission pursuant to the Act and incorporated herein by reference.

CUSIP NO. 83420X105	SCHEDULE 13D

B. Amendment and Waiver to the Agreement and Plan of Merger dated as of March 3, 2005 by and among Solexa Limited and the Issuer, filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on March 7, 2005 with the Commission pursuant to the Act and incorporated herein by reference.

C. Agreement regarding filing of joint Schedule 13D.

D. Power of Attorney dated as of April 8, 2004.

CUSIP NO. 83420X105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2005

OXFORD BIOSCIENCE PARTNERS IV L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

*
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

CUSIP NO. 83420X105	SCHEDULE 13D

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton

*By:	/s/ Raymond Charest
Raymond Charest as Attorney-in-Fact

This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit D.

CUSIP NO. 83420X105	SCHEDULE 13D

EXHIBIT INDEX

A. Acquisition Agreement dated as of September 28, 2004 by and among, the Solexa Limited and the Issuer filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on March 7, 2005 with the Commission pursuant to the Act and incorporated herein by reference.

B. Amendment and Waiver to the Agreement and Plan of Merger dated as of March 3, 2005 by and among Solexa Limited and the Issuer, filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on March 7, 2005 with the Commission pursuant to the Act and incorporated herein by reference.

C. Agreement regarding filing of joint Schedule 13D.

D. Power of Attorney dated as of April 8, 2004.

CUSIP NO. 83420X105	SCHEDULE 13D

Exhibit C

JOINT FILING UNDERTAKING

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Solexa, Inc., is being filed on behalf of each of the undersigned.

Dated: March 14, 2005

OXFORD BIOSCIENCE PARTNERS IV L.P.
by its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

*
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

CUSIP NO. 83420X105	SCHEDULE 13D

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton

*By:	/s/ Raymond Charest
Raymond Charest as Attorney-in-Fact

This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit D.

Exhibit D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.

OXFORD BIOSCIENCE PARTNERS IV L.P.
by its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

19

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton Michael E. Lytton

/s/ Alan G. Walton Alan G. Walton

20